UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE WENDY’S COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value

(Title of Class of Securities)

950587105

(CUSIP Number of Class of Securities)

R. Scott Toop, Senior Vice President, General Counsel and Secretary

The Wendy’s Company

One Dave Thomas Blvd.

Dublin, OH 43017

(614) 764-3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On January 13, 2014, The Wendy’s Company, a Delaware corporation (“Wendy’s”), issued a press release reporting preliminary, unaudited results for the fourth quarter and full year ended December 29, 2013 and other information. As part of the press release, Wendy’s stated that it expects to commence a modified “Dutch auction” tender offer on January 14, 2014 to repurchase up to $275 million of its common stock at a price range between $8.50 and $9.25 per share. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wendy’s common stock. The anticipated tender offer described in the attached press release has not yet commenced. If Wendy’s commences the offer, the offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Wendy’s commencement tender offer statement on Schedule TO anticipated to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If Wendy’s commences the offer, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from Wendy’s information agent in connection with the offer.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press release issued by The Wendy’s Company on January 13, 2014.